Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Summary statement of voting received by the underwriter

For the purposes of the terms of CVM Instruction No. 481/09, discloses the summary statement of voting on the consolidation of voting instructions given by underwriters, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received, including the matters submitted for resolution in the Extraordinary and Annual Stockholders’ Meeting to be held on April 19, 2017 at 3:00 p.m. The information of the summary statement of Itaú Unibanco Holding S.A., Publicly-Held Company, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	To acknowledge and examine the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolute the Financial Statements for the fiscal year ended December 31, 2016.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
2	To resolve on the allocation of net income for the fiscal year in the amount of R$18,853,195,000.81, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
3	To define the number of members that will comprise the Board of Directors in twelve (12).		Approve	4,619,360	94.23
			Reject	50,383	1.03
			Abstain	232,520	4.74
4	Election of the Board of Directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALFREDO EGYDIO SETUBAL	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		GERALDO JOSÉ CARBONE	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		JOÃO MOREIRA SALLES	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		MARCO AMBROGIO CRESPI BONOMI	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)	Approve	4,852,017	98.98
			Reject	50,246	1.02
			Abstain	-	-
		PEDRO MOREIRA SALLES	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		RICARDO VILLELA MARINO	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		ROBERTO EGYDIO SETUBAL	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
		AMOS GENISH (INDEPENDENT DIRECTOR)	Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-

5	If the multiple voting process is adopted, do you wish to distribute the vote adopted as a percentage to the candidates?		Yes	4,669,743	95.26
			No	232,520	4.74
6	View of all candidates for the assignment of the % (percentage) of votes to be attributed.	ALFREDO EGYDIO SETUBAL		389,459	8.34
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)		389,455	8.34
		GERALDO JOSÉ CARBONE		389,455	8.34
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)		389,455	8.34
		JOÃO MOREIRA SALLES		388,992	8.33
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)		388,988	8.33
		MARCO AMBROGIO CRESPI BONOMI		388,988	8.33
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)		388,988	8.33
		PEDRO MOREIRA SALLES		388,992	8.33
		RICARDO VILLELA MARINO		388,988	8.33
		ROBERTO EGYDIO SETUBAL		388,992	8.33
		AMOS GENISH (INDEPENDENT DIRECTOR)		388,988	8.33
7	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALKIMAR RIBEIRO MOURA (EFFECTIVE MEMBER)	Approve	4,669,743	95.26
			Reject	-	-
			Abstain	232,520	4.74
		JOSÉ CARUSO CRUZ HENRIQUES (EFFECTIVE MEMBER)	Approve	4,669,743	95.26
			Reject	-	-
			Abstain	232,520	4.74
		JOÃO COSTA (ALTERNATE MEMBER)	Approve	4,648,843	94.83
			Reject	-	-
			Abstain	253,420	5.17
		REINALDO GUERREIRO (ALTERNATE MEMBER)	Approve	4,648,843	94.83
			Reject	-	-
			Abstain	253,420	5.17
8	Election of the Fiscal council by separate voting – Preferred Stockholders Nomination of candidates to the Fiscal Council.	CARLOS ROBERTO DE ALBUQUERQUE SÁ (EFFECTIVE MEMBER)	Approve	244,789,524	56.63
			Reject	24,286,269	5.62
			Abstain	163,201,486	37.75
		EDUARDO AZEVEDO DO VALLE (ALTERNATE MEMBER)	Approve	392,802,015	90.87
			Reject	7,507,204	1.74
			Abstain	31,968,060	7.40
9	To decide on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors as well as the compensation of the members of the Fiscal Council, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf		Approve	4,309,386	87.91
			Reject	360,357	7.35
			Abstain	232,520	4.74
10	Formalize and ratify the Stock Grant Plan in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries.		Approve	4,549,819	92.81
			Reject	331,544	6.76
			Abstain	20,900	0.43
11	To amend the Bylaws to insert a reference to the Share Plan in item 3.4.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
12	To amend Article 6 of the Bylaws to create the positions of Co-Chairmen of the Board of Directors, adjusting the wording on composition, competencies, absences, incapacity, choice processes and substitution of Chairman and Co-Chairmen, and convening of meetings.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
13	To amend the Bylaws to include item 6.7.1 providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
14	To amend Article 10, head provision, of the Bylaws to update the reference to a statutory provision that was renumbered, as well as to improve the wording of a provision concerning the representation of the Company in item 10.1.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-
15	To consolidate the Bylaws, with the amendments mentioned in the aforementioned items and the resulting adjustments to the wording.		Approve	4,902,263	100.00
			Reject	-	-
			Abstain	-	-

São Paulo-SP, April 17, 2017.

MARCELO KOPEL

Investor Relations Officer